

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2011

Via E-mail
Zeev Joseph Kiper, President
Super Light, Inc.
23 A HaMe'eri Street
Givatayim, 53332 Israel

> **Re: Super Light, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed September 14, 2011**
> **File No. 333-174435**

Dear Mr. Kiper:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1

Market for Common Stock and Related Stockholder Matters, page 15

1.  Please clarify the date of the information provided under Holders.

Selling Security Holders, page 15

2.  We partially reissue comment one of our letter dated August 31, 2011. We note that footnote two to the table on page 16 continues to refer to May 21, 2011. Please provide the information in this table as of the most recent practicable date.

Management's Discussion and Analysis, page 17
Plan of Operation, page 17

3. We partially reissue comment two of our letter dated August 31, 2011.  We note your revised disclosure under Expenditures on page 20.  It is unclear how you calculated the $2000 you anticipate for inspection and verification in China and Israel given your earlier statement on page 19 that you anticipate $1,000 per 40 foot container for inspecting and verification and an additional $500 per container for regulatory testing costs in Israel.  Please advise us of how many containers you anticipate having inspected and verified in the next 12 months and revise your disclosure as appropriate.

4. We also note that you revised the table under Expenditures on page 20 and deleted the amount allocated to Overhead.  Please revise to indicate the amount budgeted to overhead in the next 12 months.

Existing or Probable Government Regulations, page 30

5. We partially reissue comment four of our letter dated August 31, 2011.  Please revise to specifically discuss the applicability of the AQSIQ quality inspections to the products you intend to export from China.

Management, page 31

6. We partially reissue comment three of our letter dated August 31, 2011.  We note your added disclosure on page 32 that Mr. Kiper was involved in raising funds for residential real estate projects in the Baltic countries from 2003 through 2008.  Please reconcile this statement with your disclosure in the last paragraph of page 23 where you refer to his extensive business experience in the Baltic countries over the "last five years."

Certain Relationships and Related Transactions, page 35

7. We partially reissue comment five of our letter dated August 31, 2011.  Please revise this section to provide the information required by Item 404(a)(5) of Regulation S-K with respect to the loan from Ms. Hana Abu.  In this regard, please provide the largest aggregate amount of principal outstanding during the period for which disclosure is provided.  Furthermore, it is unclear why you have deleted the reference to this being a non-interest bearing loan.  Please revise to provide the rate or amount of interest payable on the indebtedness.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Steve Lo at (202) 551-3394 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 or David Link, at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director